MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis ("MD&A") reviews the activities of First Point Minerals Corp. ("First Point", or the "Company") and compares the financial results for the second quarter and first six months of 2004 with those of the corresponding periods in 2003. In order to gain a more complete understanding of First Point's financial condition and results of operations, this MD&A should be read in conjunction with the financial statements and accompanying notes for the relevant periods, copies of which are filed on the SEDAR website.

First Point prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All monetary amounts are in Canadian dollars unless otherwise noted.

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of First Point is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward-looking information.

The forward-looking information is only made as of the date of this MD&A, August 25, 2004 (the "Report Date")

1.            Overview

First Point was incorporated as a junior capital pool company in the province of Alberta on February 2, 1995 and established itself as a mineral exploration company in June 1996. The Company's exploration efforts at the present time are focused on the exploration and development of precious metal properties in Central America, principally in Honduras and Nicaragua, with five mineral properties and several exploration projects in Central America. First Point is also doing reconnaissance exploration in Peru.

Effective January 16, 2004, First Point entered into an agreement (the "Shareholders Agreement") with Menominee River Exploration Co. LLC, a Michigan limited liability company, ("MREC") and certain individuals who are the shareholders of MREC for the purposes of advancing First Point's Cedros property in Honduras and MREC's Back Forty property in the Upper Peninsula of Michigan. A new company, Aquila Resources Corp. ("Aquila"), was formed under the Canada Business Corporations Act and First Point and MREC have contributed the Cedros and Back Forty properties, respectively, to Aquila. Aquila's principal focus will be on zinc and copper deposits with commercially important gold and/or silver credits.

As consideration for First Point contributing the Cedros property to Aquila and providing the management services required to take Aquila public by means of a listing on a Canadian stock exchange, Aquila agreed to issue 2,215,569 of its common shares to First Point. The Company has placed a value of $775,420 on these shares. Of these shares, 1,000,000 have been placed in a special escrow pending the Honduras government transferring title to the Cedros property to Aquila and 1,215,569 shares are to be issued to First Point when Aquila's shares begin to trade publicly. First Point also subscribed for 253,208 common shares at $0.35 per share. The Company's aggregate shareholding in Aquila is 2,468,777 common shares, representing an ownership interest of approximately 21.1%, with an aggregate cost basis of $864,073. This is the amount shown on the balance sheet as the carrying value of First Point's investment in Aquila.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2.            Results of Operations

First Point explores for precious metal deposits, none of which have been advanced to the point where a production decision can be made. The Company has no producing properties, and no sales or revenues.

The net loss for the quarter ended June 30, 2004 was $143,960 (2003 - $154,061). There were two significant increases in expenses as compared to the prior year's second quarter: (a) stock-based compensation was $28,140 (2003 - $nil), being the fair value of stock options that vested during the second quarter (none vested in the prior year's second quarter); (b) management fees in the second quarter of 2004 were $23,500 (2003 - $8,800). The increase in management fees results from having an increased portion of the services needed to manage the Company's affairs provided under contractual arrangements rather than performed by employees. General exploration expenditures for the second quarter of 2004 of $56,484 (2003 - $91,093) were lower because the Company's technical resources were directed at the Rio Luna project (where exploration expenditures were capitalized) instead of to general exploration, where such costs would have been expensed.

For the half year ended June 30, 2004, the net loss was $756,709 (2003 - $256,269). The largest component of the increase was the write-off of $361,216 of deferred exploration expenditures (2003 - $nil), being the difference between the carrying value of the Cedros property ($1,136,636 at December 31, 2003) and the $775,420 deemed value of the 2,215,569 Aquila common shares issuable to the Company as consideration for transferring title to the Cedros property to Aquila. The next largest increase in expenses for the first half of 2004 was general exploration, a reflection of the expenditures incurred under the agreement with BHP Billiton. The bulk of those expenditures were incurred after the first half of 2003. The consolidated statements of project and general exploration expenses for the six months ended June 30, 2004 and 2003 on pages 3 and 4 following provide details on the nature of the Company's exploration expenditures. Accounting, legal and audit expenses of $3,287 (2003 - $19,560) were lower in part because the 2003 period included legal costs associated with negotiating the arrangements with BHP Billiton.

Nicaraguan operations:

The Company incurred gross expenditures on the Rio Luna property during the first half of 2004 of $597,692 (2003 - $ 84,597).

First Point entered into an option to purchase agreement in December 2002 to acquire a 100% interest in the Rio Luna property. Geological reconnaissance and trenching on the property during 2003 identified 8.8 kilometers of strike length in several vein systems. Late in the first quarter of 2004, the Company started a drilling program on four areas: Balsamo, Balsamo East, Santa Rita and El Rodeo. Most of the drilling took place during the second quarter, with the result that drilling expenditures of $331,015 for this program constituted approximately 55% of total expenditures on the Rio Luna project during the first half of the year. The program, which consisted of 2,400 meters of core drilling in 28 holes, was suspended early in the third quarter due to the onset of adverse weather conditions.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF PROJECT AND GENERAL EXPLORATION EXPENDITURES
SIX MONTHS ENDED JUNE 30, 2004

	PROJECT DEFERRED EXPLORATION				GENERAL EXPLORATION			TOTAL
	HONDURAS			NICARAGA		Cent & So
	Cacamuya	Guayape	Cedros	Rio Luna	BHP Billit	America	Other

	$	$	$	$	$	$	$	$

BALANCE - December 31, 2003	1,973,594	-	1,136,636	238,743	-	-	-	3,348,973

Property Acquisition and Option Costs	126,831							126,831
Field - Community Relations	2,196		15	2	77			2,290
Field – Drilling				331,015				331,015
Field - Food & Accommodation	375		96	14,420	7,548	1,727	70	24,236
Field – Labour	9,214	227	53	24,203	24,360	78		58,135
Field - Office Rent & Communication	921		1,000	2,871	1,242	336		6,370
Field – Supplies	4	2	59	4,748	2,680	213		7,706
Field - Transportation & Freight	1,698	367	434	21,302	24,994	2,733		51,528
Assaying & Analysis				11,842	34,652	4,276		50,770
Computer Usage	150			1,830	1,040	1,300	460	4,780
Environmental & Reclamation				34				34
Geological & Technical Services				43,353	16,313	8,293		67,959
Legal & Accounting Fees	1,321	4,774	2,166	2,174		840		11,275
Office Costs/Communications	37	19		6	196	3,871		4,129
Property Taxes	4,698	1,442		4,338		2,851		13,329
Salaries/Employee Benefits	4,822			45,757	27,555	42,959	14,954	136,047
Travel & Accommodation	630			6,653	3,107	2,778	83	13,251
General Administration	4,212	1,104	617	83,144	17,568	11,676	2,516	120,837
Recoverable Expenses					(35,043)			(35,043)

TOTAL EXPLORATION EXPENDITURES	157,109	7,935	4,440	597,692	126,289	83,931	18,083	995,479

WRITEOFF: GENERAL EXPLORATION			(4,440)		(126,289)	(83,162)	(18,083)	(232,743)
DEFERRED EXPLORATION			(1,136,636)					(1,136,636)

NET DEFERRED EXPLORATION	157,109	7,935	(1,136,636)	597,692	0	0	0	(373,900)

BALANCE – June 30, 2004	2,130,703	7,935	0	836,435	0	0	0	2,975,073

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF PROJECT AND GENERAL EXPLORATION EXPENDITURES
SIX MONTHS ENDED JUNE 30, 2003

	PROJECT DEFERRED EXPLORATION				GENERAL EXPLORATION			TOTAL
	HONDURAS		NICARAGUA		BHP	Cent & So
	Cacamuya	Cedros	Rio Luna	Chaparral	Billiton	America	Other

	$	$	$	$	$	$	$	$

BALANCE - December 31, 2002	1,584,214	1,126,110	28,362	-	-	-	-	2,738,686

Property Acquisition and Option Costs	11,370	2,273						13,643
Field – Community Relations			65					65
Field – Drilling	196,465							196,465
Field - Food & Accommodation	2,838		4,548	147	3,401	4,437	22	15,391
Field – Labour	22,470		16,697		10	206		39,383
Field - Office Rent & Communication	2,630	975	500	75	609	152		4,943
Field – Supplies	1,794		3,314	32	1,462	607		7,208
Field - Transportation & Freight	6,490		10,164	319	1,498	7,097		25,567
Field - Trenching			5,567					5,567
Assaying & Analysis	6,291		6,940	293	2,579			16,842
Computer Usage	1,590	30	883		820	1,870	850	6,043
Environmental & Reclamation	724		588					1,312
Geological & Technical Services	4,909		4,636		4,292	16,216		30,053
Legal & Accounting Fees	13							13
Office Costs/Communications	1,898		265		737	511	9	3,421
Property Taxes			5,764					5,764
Salaries/Employee Benefits	40,223	887	14,330		15,476	50,500	20,418	141,834
Travel & Accommodation	2,834		1,645		1,650	2,644	381	9,153
General Administration	33,343	217	8,692	99	3,515	9,942	2,483	58,291

TOTAL EXPLORATION	335,882	4,382	84,597	966	34,208	96,760	24,163	580,958
EXPENDITURES

WRITE OFF: GENERAL EXPLORATION	-	-	-	-	(34,208)	(96,760)	(24,163)	(155,130)
DEFERRED EXPLORATION	-	-	-	-	-	-	-	-

NET DEFERRED EXPLORATION	335,882	4,382	84,597	966	-	-	-	425,827

BALANCE – June 30, 2003	1,920,096	1,130,492	112,959	966	-	-	-	3,164,513

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the latter stages of the program, drilling revealed the presence of a second vein in the Balsamo East target area, which is now believed to contain at least two major, moderate to steep south-dipping epithermal quartz breccia veins and stockwork zones. Drilling will resume late in the third quarter, when the rains begin to abate and ground conditions improve. Hand trenching and geologic mapping have continued throughout the rainy season.

Honduran operations:

First Point's deferred exploration expenditures on the Cacamuya property during the first six months of 2004 were $157,109 (2003 - $335,882). The 2004 figure consisted largely of the deemed value ($102,500) of 500,000 First Point shares issued to exercise the option to acquire a 60% interest in this property from Minera Battle Mountain Gold. The 2003 expenditures included $196,465 in drilling expenses. No drilling was done on this project during the first half of 2004, as the Company's exploration personnel were deployed to work on the Rio Luna project and the BHP Billiton reconnaissance program during much of the period. As there was no drilling in the 2004 period, expenditures for field labour, salaries and benefits in this period were substantially lower than in the prior year's first half. In addition, since general administration expenses are allocated to individual projects and general exploration activities on a prorata basis using total expenditures excluding G&A costs, the portion of general administration expenses allocated to Cacamuya for the first half of 2004 was correspondingly lower, as compared to the amount allocated in the 2003 period.

BHP Billiton exploration and property option agreement:

The Company's net expenditures under the BHP Billiton agreement during the first half of 2004 were $126,289 (2003 - $34,208). Field work did not commence until the second quarter of 2003 and as a consequence, expenditures for the half year ending June 30, 2003 were modest. The original budget for the exploration program was US$200,000 and cumulative expenditures were US $201,642 through March 31, 2004, exclusive of a 7.5% management fee payable to the Company for acting as manager of the project. During the second quarter of 2004 an additional US$52,000 of expenditures were authorized. It is anticipated that a further modest increase in expenditures will be authorized prior to the end of the third quarter. The $35,043 of recoverable expenditures represents amounts recoverable from BHP for its share of the expenditures incurred through June 30, 2004 in excess of the originally authorized US$200,000.

Aquila Resources Corp.:

The Company vended the Cedros zinc-silver property in Honduras to Aquila Resources Corp. for 2,214,569 Aquila common shares, pursuant to an agreement effective January 16, 2004. The carrying value of the Cedros property on the Company's books was $1,136,636, whereas the Aquila shares issuable in consideration of the transfer of the property had a deemed value of $775,420, resulting in a loss of $361,216 on the transaction. The Cedros property had been kept on a "care and maintenance" basis for the past several years, awaiting higher metal prices. The Company is of the view that shareholder value from this property would best be enhanced by transferring ownership to an entity focused on exploring and developing base metal properties.

Aquila also acquired the Back Forty zinc-gold deposit in Michigan, and intends to build, over time, a portfolio of base metal properties. Preliminary discussions have been held with prospective sources of financing for the purposes of funding an aggressive exploration program, directed primarily at advancing the Back Forty project.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Back Forty is an advanced stage exploration project focusing on gold and massive sulfide targets. Early in 2002, drill testing of a geophysical anomaly resulted in the discovery of the LK massive sulfide zinc/gold deposit. Subsequent drilling in 2003 defined a potentially economic resource of zinc and gold rich massive sulfide mineralization, plus adjacent gold rich sections low in sulfides. The massive sulfide lenses show impressive widths and continuity. The potential to expand the three massive sulfide zones is excellent. The Main Zone massive sulfides remain open down plunge to the west, and ground geophysical surveys indicate probable extension in this direction for at least another 425 meters. The Tuff Zone massive sulfide is open at depth and along strike to the east, and has not been drilled along its surface projections where there is potential for enriched gossans similar to the East Zone. In addition there are impressive gold intercepts in a variety of host rocks peripheral to massive sulfide mineralization suggest strong potential for "gold only" style mineralization.

3.            Summary of Quarterly Results

The following tables summarize information derived from the Company's financial statements for each of the eight most recently completed quarters:

		Quarter Ended:	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30
		Year:	2004	2004	2003	2003	2003	2003	2002	2002

(a)	Net sales or total revenue ($000s)		$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
(b)	Income (loss) from continuing operations:
	(i)	in total (000s)	$(157)	$(259)	$(456)	$(155)	$(152)	$(107)	$(277)	$(81)
	(ii)	per share(1)	$(0.00)	$(0.00)	$(0.02)	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$0.00)
(c)	Net income or loss:
	(i)	in total (000s)	$(144)	$(613)	$(456)	$(158)	$(154)	$(102)	$(278)	$(72)
	(ii)	per share(1)	$(0.00)	$(0.02)	$(0.02)	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.00)

              (1) Fully diluted loss per share amounts have not been calculated as they would be anti-dilutive.

4.            Liquidity and Capital Resources

First Point finances its activities primarily by the private placement of securities. There is no assurance that equity funding will be accessible to First Point at the times and in the amounts required to fund the Company's activities, as there are many conditions that are beyond the ability of First Point to control that will have a bearing on the level of investor interest in purchasing the Company's securities.

Debt financing has not been used to fund the Company's property acquisitions and exploration activities and First Point has no current plans to use debt financing. The Company has no "standby" credit facilities, nor any off-balance sheet arrangements and it does not use hedges or other financial derivatives.

Cash and Financial Conditions:

The Company's cash position was $789,311 at June 30, 2004 ($1,869,354 at December 31, 2003).

The Company's working capital was $827,611 at June 30, 2004 ($1,916,480 at December 31, 2003).

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investing Activities:

During the second quarter of 2004, the Company's cash flow used for investing activities was $384,110 (2003 - $111,295). For the first six months of 2004, cash flow used for investing activities was $1,529,238 (2003 - $432,360), of which $864,073 (2003 - $Nil) was the investment in Aquila, and $660,236 (2003 - $425,827) was for exploration expenditures that were deferred.

Financing Activities:

The Company had no financing activities in the second quarter of 2004 (2003 - $77,460). During the first half of 2004, the Company received $26,414 from the exercise of warrants. In the comparable 2003 period, a total of $236,211 was received from the exercise of options and warrants and the private placement with BHP Billiton.

In a non-cash transaction in the second quarter of 2004 the Company issued 500,000 shares with a deemed value of $102,500 to complete the exercise of an option to acquire a 60% interest in the Cacamuya property in Honduras.

Outlook:

It is anticipated that for the foreseeable future, First Point will rely on the equities markets to meet its financing needs. The Company will also consider entering into joint venture arrangements to advance its projects.

For the second half of 2004, management has budgeted approximately $175,000 for the next phase of drilling at Rio Luna, which will consist of 1,000 meters of diamond drilling. Favourable results from this program will result in an additional appropriation of funds for a follow-on drilling program. Corporate administrative and overhead costs for the balance of the year are estimated at approximately $450,000. The Company's working capital will be used to fund these exploration, G&A and overhead expenditures.

Outstanding share data as at the Report Date:

First Point had 31,653,454 shares outstanding, or 37,792,454 shares on a fully diluted basis on the Report Date. There are 3,189,000 warrants outstanding with conversion prices of $0.30 to $0.62 per share that expire at various dates ranging to December 9, 2005. In addition, there are 2,950,000 stock options outstanding under the Company's incentive stock option plan. The stock options are exercisable at prices ranging from $0.19 to $0.55 per share, with expiry dates ranging to April 15, 2009. If the holders were to acquire all 6,139,000 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, the Company would receive an additional $2,130,430.

6.            Transactions with related parties

During the second quarter, First Point paid $23,500 (2003 - $8,800) to companies controlled by certain officers of the Company for management and administrative services.

These transactions were in the normal course of operations and were measured at the agreed amount, which was the amount of consideration established and agreed to with the related parties.